 Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	August 9, 2021

Eldorado Gold Announces the Sale of Tocantinzinho
to G Mining Ventures

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) is pleased to announce that it has entered into a definitive agreement (the “Agreement”) with G Mining Ventures Corp. (“GMIN”) to divest its Tocantinzinho Project (“TZ”) located in Brazil (the “Transaction”).

Under the terms of the Agreement, Eldorado will receive:

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Minimum upfront consideration of US$50 million, comprised of a minimum US$20 million in cash and 19.9% of GMIN shares upon closing of the Transaction.

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Deferred consideration of US$60 million in cash to be paid subject to TZ commencing commercial production, payable on the first anniversary of commercial production (“Deferred Consideration”).

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GMIN has the option to defer 50% of the Deferred Consideration at a cost of US$5 million, in which case US$30 million is payable upon the first anniversary of the commencement of commercial production and US$35 million is payable upon the second anniversary of the commencement of commercial production.

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Upon closing of the Transaction, Eldorado and GMIN will enter into an investor rights agreement (“Investor Rights Agreement”), which will grant Eldorado certain rights for so long as it maintains 10% ownership of GMIN common shares on an undiluted basis. The Investor Rights Agreement will include a customary lockup period until the earlier of (i) two years, and (ii) GMIN making a positive construction decision on TZ, the right for Eldorado to participate in future equity offerings by GMIN in order to maintain the greater of 19.9% of GMIN’s share capital and Eldorado’s pro rata ownership interest prior to the offering, and additional customary rights and restrictions for a transaction of this nature.

“This transaction provides Eldorado with immediate value for TZ, while also retaining meaningful exposure to future value creation through our equity stake in GMIN,” said George Burns, Eldorado’s President and Chief Executive Officer. “TZ will be a cornerstone asset for GMIN, a team with a strong track record of building mines on time and on budget. Together with our local Brazilian team, we believe they are the right group to responsibly advance the asset and we look forward to following and supporting their success. On behalf of the management team and Company, I would like to take this opportunity to thank Lincoln Silva and his team in Brazil for all their contributions, hard work and dedication to the Company. We wish them all the best moving forward.”

The Transaction is subject to customary closing conditions, including required regulatory approvals. The Transaction is expected to close in the fourth quarter of 2021. Trinity Advisors Corporation acted as financial advisors to Eldorado, and Fasken acted as Eldorado’s legal counsel.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lisa Wilkinson, VP, Investor Relations
604.757 2237 or 1.888.353.8166
lisa.wilkinson@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: completion of the Transaction, including timing thereof; Receipt of any cash and GMIN shares payable to Eldorado on closing of the Transaction, including the amount of such cash and GMIN shares; TZ achieving commercial production and receipt of any Deferred Consideration, ability to GMIN to advance TZ and to build a mine, including cost and timing thereof, and ability to meet the conditions to completing the Transaction, including receipt of require regulatory approvals. . Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: our ability to completion the Transaction, and the timing thereof, ability to satisfy all conditions of closing, including receipt of all required regulatory approvals, the ability of GMIN to advance TZ, including to achieve commercial production, and the timing thereof; the amount of the cash and GMIN shares comprising the consideration paid at the closing of the Transaction; and the price of the GMIN shares. how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing and cost of construction and exploration; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs, expenses and working capital requirements; the impact of acquisitions, dispositions, suspensions or delays on our business; and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: inability to complete the transaction, including the inability to meet the conditions to closing the Transaction, including receipt of required regulatory approvals, and the timing thereof; inability of GMIN to advance TZ to commercial production; inability of GMIN to pay the Deferred Consideration; global outbreaks of infectious diseases, including COVID-19; timing and cost of construction, and the associated benefits; recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; information technology systems risks; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to our business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including environmental regulatory restrictions and liability; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of our common shares; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.